

Cory Smith MBA · 3rd

Strategic Finance Professional

New York, New York, United States · 419 connections ·

Contact info

SR **SportsRecruits**

University of Pennsy
The Wharton School

Experience



Director of Finance
SportsRecruits
Feb 2019 – Apr 2020 · 1 yr 3 mos
Greater New York City Area

• Responsible for all Finance/Accounting/FP&A functions including SaaS revenue and cash flow forecasting
• Helped lead company to 1st year of profitability after implementing various cost-saving and resource reallocation strategies
• Created a monthly reporting package including financials, updated forecasts (with guidance/risks), cash (low point) analysis, and variance analysis that I present to the CEO and investors each month
• Developed detailed annual budget for all businesses and departments   **...see mor**

Head of Strategic Finance
Redline Startup Advisory · Full-time
Apr 2017 – Apr 2019 · 2 yrs 1 mo
Greater New York City Area

Large Media Company:
- Responsible for forecasting, budgeting, and analyzing P&L variances
(e.g. Budget vs. Actual, Budget vs. Outlook)

see mor

Owned cash flow modeling and 2-5 year strategic financial model



Director of Financial Planning Analysis

Geller & Company

Oct 2015 – Apr 2017 · 1 yr 7 mos

New York, NY

• Responsible for consolidation and analysis of Budget, Quarterly Outlooks, and 5 year plan forecasts for all Bloomberg businesses; Developed independent models to analyze growth rates and projections for reasonableness and underlying drivers of performance; Work with Core Terminal, Media, Trading Solutions, Verticals, and other Bloomberg businesses ...see mor



Valuation and Business Modeling

Ernst & Young

Feb 2011 – Mar 2014 · 3 yrs 2 mos

New York, NY

• Developed complex integrated financial models for transactions, valuation analysis, financial planning, and decision support that incorporate scenario and sensitivity analysis for clients (Fortune 500 and large private companies)
• Developed a 10-year operating model for a prominent investment firm with over $4 ...see mor

Education



University of Pennsylvania - The Wharton School

Master of Business Administration (MBA), Finance, General



University of North Carolina at Chapel Hill

